Janeane Ferrari Partner Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Direct 212.407.4209 Main 212.407.4000 jferrari@loeb.com

Via Edgar

September 30, 2022

Matthew Derby
Sandra Hunter-Berkheimer
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tesseract Collective, Inc.
Draft Offering Statement on Form 1-A
Submitted July 15, 2022
CIK: 0001934924

Dear Mr. Derby and Ms. Hunter-Berkheimer:

On behalf of our client, Tesseract Collective, Inc., a Delaware corporation (the “Company” or “Tesseract”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated August 17, 2022 (the “Comment Letter”) regarding the Company’s Draft Offering Statement on Form 1-A (the “Offering Statement”).

Contemporaneously, the Company is submitting via EDGAR Amendment No. 1 to the Offering Statement (“Amendment No. 1”), which reflects the Company’s response to the comments received from the Staff and certain updated information. For ease of reference, the comments contained in the Comment Letter are printed below and are followed by the Company’s responses. All page references in the responses set forth below refer to the page numbers in Amendment No. 1.

Draft Offering Statement on Form 1-A

General

1.
Please provide us with your legal analysis as to how you conclude that the NFTs you are producing and will sell are not securities and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. Please address not only the instruments themselves but also your potential role in the operation of a marketplace and creation of the instruments, as well as your ongoing interest in the NFTs through royalties or resale fee. In addition, in your response, please specifically address how your “applicable internal policies and procedures” allow you to reach this conclusion. In preparing your response, you may find useful the letter sent by the SEC’s Strategic Hub for Innovation and Financial Technology to The New York State Department of Financial Services on January 27, 2020, available at https://www.sec.gov/files/staff-commentsto%20nysdfs-1-27-20.pdf.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 36 and 75-77.

Additionally, the Company respectfully provides below its legal analysis for the offering of its NFTs (the “Company NFTs”), including an introductory section providing a summary on the nature of the Company NFTs. Capitalized terms used but not defined herein have the meanings given them in the Offering Statement.

I.          Summary of Company’s NFTs

The Company co-creates NFTs, either selecting Collaborators to partner with the Icon with which the Company has a license (currently, only The Little Prince) to create Collaborative Original Digital Artworks (“CODAs”),  or deciding on a particular original illustration of such Icon (currently, only The Little Prince), that it will digitize for sale as a Digital Rendition NFT.  The Company’s goal is to maximize the initial sale value of its NFTs.

As explained below, the Company is platform agnostic, so it is neither a technology platform nor a marketplace to sell or resell NFTs.

To maximize the initial sale value of Company NFTs, there are a number of issues the Company must consider and decide upon, including, but not limited to the factors described and discussed below.

•
On which blockchain will the Company  mint its NFTs?  Presently, the Company has not decided upon a specific blockchain on which to mint its NFTs.  Because the Company intends to solely be creators and sellers of NFTs, it is not a technology platform nor a marketplace.  As such, the Company is relatively technology agnostic and is not wedded to a specific platform; its primary concern is to maximize the initial sale value of its NFTs.  Therefore, the Company takes into consideration what it believes to be the two most important factors, to inform its decision as to the blockchain on which to mint its NFTs:

o
First, and paramount in its decision, is the level of market adoption of the blockchain: the more widely adopted the blockchain, the greater the network effects, and the higher likelihood that there will be a larger group of potential collectors for its NFTs; moreover, the higher the level adoption of the blockchain, the greater likelihood that the blockchain will perpetuate itself and not go extinct because of lack of use.  It is the Company’s intent, therefore, to select a blockchain with wide adoption.

o
Second, governance of the blockchain with regards to software upgrades, which can result in “forks,” is an important factor of consideration for the Company: Blockchain forks are divergences in the blockchain where it splits into two potential paths forward. NFTs minted on the original chain may not have features available in the newer chain—and, on a worst case basis, may be “orphaned” altogether as the blockchain evolves.  It is the Company’s intent, therefore, to select a blockchain where the governance features allow for the greatest backward compatibility to old minted data blocks as a blockchain evolves.  It is also the Company’s intent to include a disclaimer of liability in any sales contracts with respect to long-term reliability of the blockchain or the possibility that an issue will arise with Company NFTs.

•
How will Company NFTs be offered to collectors?  Presently, the Company intends to offer its NFTs solely through high-end auction houses, although there is no guarantee that such high-end auction houses will accept Company NFTs for sale.  If the Company is unable to secure a prestige auction house, the Company will plan to instead offer its NFTs through various NFT marketplaces, focusing on selective marketplaces, such as SuperRare.  The Company will not offer its NFTs directly to the public.  To maximize value for its NFTs, the Company has two guidelines which will inform its decision regarding the offering of its NFTs:

o
Buyer community:  Given the Company’s intent to sell its NFTs at a significant premium, the Company’s preference is to select an auction house which has access to a significant number of buyers who have historically paid premiums for NFTs at prices similar to which the Company intends to offer its NFTs.

o
Promotion by partner auction house:  To stand out against the mass of NFTs offered for sale, promotion of one’s NFTs to the buying audience is of import.  Given what the Company believes will be the uniqueness of both its Little Prince CODA and Digital Rendition NFTs, it anticipates and intends for its chosen auction house to offer material support in marketing of its offerings.  Such support could include advance previews, featured and prominent listing on the auction houses home page, and advanced contact and notification with selected buyers of the auction house.

•
What will be the nature of the smart contract for Company NFTs? Smart contracts are programs stored on a blockchain that run when predetermined conditions are met. They typically are used to automate the execution of an agreement so that all participants can be immediately certain of the outcome, without any intermediary’s involvement or time loss.  Thus, smart contracts are passive vehicles which do not require Tesseract’s further involvement to execute the actions of the smart contract. Should one of the Company’s NFTs be resold, the Company intends that the smart contract for such Company NFT will provide for the remittance of a royalty back to Tesseract of 10% of the resale value in perpetuity.  Tesseract would then retain a portion of that, as well as forward the proceeds from the resale royalty to the stakeholders of that particular NFT.  For example, in the case of the Company’s CODA NFTs, one-third of the royalty would be forwarded to the licensor of The Little Prince and one-third to the Collaborator, with the Company retaining the remaining one-third; for its Digital Rendition NFTs, one-half of the royalty would be remitted to the licensor of the Little Prince, and the Company would retain one-half.

•
What will be the process through which the Company NFTs will be minted?  Due to the high fees associated with incorporating digital art itself into an NFT, the Company intends to include only the smart contract in its NFTs, with the associated digital art to be separately linked, consistent with common practice, and such digital art to be maintained on a separate server, and off the blockchain upon which the NFT is minted.  Put differently, each Company NFT is a unique token on a blockchain that references the off-chain data which encodes the digital art.  If the off-chain data to which the NFT references is corrupted, that particular NFT is pointless as it references unusable data.  To guard against this off-chain degradation, the Company intends to mint its NFTs along generally accepted industry standards as follows:

o	Creating the digital files:

In the case of CODAs:  the digital artwork will be created by the Collaborator and the digital file will be forwarded to Tesseract.

In the case of Digital Renditions:  a high-resolution scan of the original physical The Little Prince illustration will be obtained by Tesseract.

o
Tesseract will then use the InterPlanetary File System (“IPFS”) to tag the CODA and/or Digital Rendition digital file to which the minted NFT will reference.  IPFS is a decentralized peer-to-peer storage system.  It enables users to store and retrieve content based on a “fingerprint” of the content itself (a cryptographic hash called a content identifier (“CID”)). By putting an IPFS CID hash in an NFT, that NFT directly references the CID hash data itself; the CID hash, to which the data file is tagged, broadcasts its presence on any storage system where IPFS has been installed and is online.  IPFS is universally compatible with any data storage system. IPFS can retrieve data off a centralized provider, a local computer or decentralized storage protocols.  Thus, if the CID hash is detectable, the link between the NFT and the data attributed to the CID is established.  Anyone with IPFS can ask for the CID hash and get the unique corresponding data file, which encodes the content, in return for their query, as long as there is a copy of the CID hash data file online on the IPFS network.  The Company will store a copy of the IPFS CID tagged data file on its Google Drive and make the file “public”; they will also store a copy of the IPFS CID tagged data file on Filecoin, a paid decentralized IPFS storage system.

o
The Company intends to then mint its NFTs to include Tesseract as the creator, the smart contract, and the CID hash referencing the data file derived from IPFS.  This unique token will live on the blockchain with full public transparency.

o
Upon sale of a Company NFT, in return for payment by the buyer, ownership of the Company NFT will be transferred from the Company to the buyer in a transaction evidenced as a new block of data on the blockchain.

•
What consideration or form of payment will the Company accept for the purchase of its NFTs?  The Company intends to store its NFTs in a cold-storage hardware wallet.  It also intends to store its private key and seed phrase associated with its digital wallet in analog.  The Company also intends to store such analog information associated with its wallet in multiple safe deposit boxes accessible only by its CEO, President, and CFO.

o
For the sale of NFTs:  The Company will be paid upon the completion of the sale on the auction platform (or, if necessary, on the selective marketplace).  Should the buyer pay in cryptocurrency for the purchase price of a Company NFT, the cryptocurrency will be deposited in the Company’s digital wallet.  The Company intends to immediately convert any cryptocurrency into cash.

o
For the resale of NFTs:  For resales of its NFTs, the Company will receive a royalty of 10% of the sale price, deposited into its digital wallet.  Should the royalty be in cryptocurrency, the Company intends to immediately convert such cryptocurrency into cash.

•	What does the buyer of a Company NFT own after sale, and what are the Company’s responsibilities after the sale, if any?

o
The buyer of a Company NFT will own the NFT only; such buyer will not own any of the underlying intellectual property of the artwork encoded in the digital file.  Thus, the buyer will not be entitled to any of the license fee which Tesseract would receive should it license the intellectual property to a third-party licensee.

o
Once the Company has sold a Company NFT, it is the responsibility of the buyer to maintain the integrity of the linkage between the NFT and the off-chain data to which the purchased NFT references.  The Company intends to encourage the buyer, who now has a vested interest in the probity of the linkage to the data stamped with the CID, to download a copy of the digital file and store it in whatever way(s) which makes him/her comfortable.  Should the buyer fail to do so, and should the storage systems holding the copy of the CID tagged file become dysfunctional for whatever reason, the CID tagged file will be lost; the Company believes the loss of this linkage materially affects the value of the NFT as it no longer references the data encoded in the NFT.  In such circumstance, should no other copy of the particular IPFS CID tagged file have been stored, then, the Company believes that any resale royalty to Tesseract afforded by the smart contract on that particular NFT will also be materially affected.

•
How and where will Company NFTs be resold in the future?  Once the Company has transferred ownership of a Company NFT to a buyer, the fate of the NFT is wholly within the buyer’s purview and control.  Should the buyer decide to never sell the NFT, Tesseract will never receive a royalty with respect to such NFT.  Should the buyer decide to resell a Company NFT, outside of blockchain compatibility and curatorial qualifications associated with certain NFT marketplaces, the Company does not believe there are any limitations on where such NFT can be resold.

II.           Summary of Legal Analysis and the Application of Internal Policies and Procedures

The Company respectfully advises the Staff that the Company’s legal analysis for the offering of its NFTs takes into account (i) U.S. federal securities laws, case law and other guidance (as further described below), (ii) the facts and circumstances surrounding the marketing and offer of the Company NFTs and the Company’s business generally and (iii) the Company’s deep understanding of digital asset technologies. The legal analysis relating to whether a digital asset constitutes a “security” under the U.S. federal securities laws is performed in close consultation with subject matter experts from the Company or who work as consultants for the Company, who can provide significant technical expertise, as well as external legal counsel.

Given the nature of the Company NFTs generally, the Company’s legal assessment primarily focuses on the potential for the Company NFTs to be deemed “investment contracts” for purposes of the U.S. federal securities laws. This assessment is done by referencing the U.S. federal securities laws, decisions of the Supreme Court of the United States (“Supreme Court”) and other courts (e.g., SEC v. Howey (1946) (this case, the “Howey” case, and the test established therein the “Howey test”), Reves v. Ernst & Young (1990) which established the “Reves test”), the Framework for Investment Contract Analysis of Digital Assets published by the Commission’s Strategic Hub (the “FinHub”) for Innovation and Financial Technology (“FinHub Framework”) and factors articulated in public communications by representatives of the Securities and Exchange Commission (“SEC”), no-action letters, and enforcement actions.

The FinHub Framework identifies some of the factors that FinHub has indicated market participants should consider in assessing whether a digital asset is offered or sold as an investment contract and, therefore, is a security. The FinHub Framework notes that the factors are not intended to be exhaustive in evaluating whether a digital asset is an investment contract or any other type of security, and no single factor is determinative. The FinHub Framework also notes that the stronger the presence of certain factors the more likely that aspects of the Howey test may be met. However, the FinHub Framework does not specifically assign a weighting to any of these factors.

Based on the factors described above, the Company has concluded, consistent with its internal policies and procedures, that the Company NFTs are not “securities” for purposes of the U.S. federal securities laws. In particular, the Company does not believe that the Company NFTs constitute “investment contracts” under the Howey test. This conclusion is subject to reconsideration based on evolving facts, legal doctrines and regulatory developments with respect to digital assets.

The Company will, from time to time re-assess the facts relating to such legal analysis of the offering of Company NFTs, including, but not limited to: (i) developments surrounding the technology with which the Company NFTs will be created, sold and maintained, such as the blockchain technology on which the Company NFTs will be minted, the platform on which the Company NFTs will be sold, and the servers on which the Company NFTs will be maintained, (ii) the intellectual property rights associated with, and resale features of, Company NFTs, ( iii ) the anticipated marketing and promotional efforts of the Company with respect to the initial sale of Company NFTs, and any representations to be made by the Company in connection with such initial sales, and ( iv ) any secondary market that develops for the sale of existing Company NFTs. The Company intends to operate in such a way that the sale of its NFTs are not the sale of securities – for example, while it will evaluate its marketing and promotional efforts in connection with sales of Company NFTs, it intends not to market and promote its NFTs in any way (or provide representations, explicit or implied) that promote the purchase of Company NFTs as an investment that can reward such collectors with appreciation, profit, or dividends.

Consistent with the letter sent by FinHub to The New York State Department of Financial Services on January 27, 2020, the Company recognizes that the use of the model industry or state-based frameworks or whitelists has not been endorsed by the SEC, the Staff or other regulatory authorities. In addition, the Company also recognizes that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change, and that a determination by the Company or state regulatory authorities does not guarantee any conclusion under the U.S. federal securities laws. However, the Company believes the approach outlined above reflects a comprehensive and thoughtful legal analysis that is reasonably designed to facilitate proper application of available legal guidance to its NFTs. In addition, the Company expects to re-evaluate from time to time its legal analyses to take into account case law, facts and developments in technology as well as the digital asset industry in general. In light of the recognized uncertainties associated with the application of the U.S. federal securities laws to digital assets, the Company believes it is helpful to investors to describe the risks related to the digital asset industry as set forth under the sections entitled “Risk Factors - Risks Related to Our Business and NFTs” and “Risk Factors - Risks Related to Government Regulation, Litigation and the International Nature of Our Business”.

The Company has set forth below a summary of the framework used by the Company, pursuant to its internal policies and procedures, for its legal analysis on whether the Company NFTs are “securities” under the federal securities laws,1 which is based upon similar analyses engaged in by the staff of the SEC and the federal courts. This framework will be used from time to time to reevaluate the legal analysis related to the sale of Company NFTs, and will be updated, as necessary or advisable, for continuing developments in the applicable law.

III.          Legal Framework

A.          The Howey Test

The SEC indicated in a July 2017 report pursuant to Section 21(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding the sale of digital assets known as “DAO Tokens”2 and in subsequent enforcement actions3 that it regards some digital assets as securities under the federal securities laws because they are “investment contracts” under the Howey test.4 This section of the response to Comment #1 discusses the SEC’s application of the Howey test and its progeny to digital assets, as reflected in the FinHub Framework, in certain staff statements and in enforcement actions and litigated cases, and the Company’s related legal analysis of its NFTs.

1 Despite differences, the Supreme Court has indicated that the definitions of “security” under the Securities Act, and the Exchange Act, are treated the same. SEC v. Edwards, 540 U.S. 389, 393 (2004), citing Reves v. Ernst & Young, 494 U.S. 56, 61 n.1 (1990).
2 SEC, Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO, Exchange Act Rel. No. 81207 (July 25, 2017) (“the DAO Report”).
3 See, e.g., In re Munchee, Inc., Securities Act Rel. No. 10445 (Dec. 11, 2017) (the “Munchee order”); In re Paragon Coin, Inc., Securities Act Rel. No. 10574 (Nov. 16, 2018); In re CarrierEQ, Inc., Securities Act Rel. No. 10575 (Nov. 16, 2018).
4 SEC v. W. J. Howey Co., 328 U.S. 293, 301 (1946).

The Howey test defines an “investment contract” as a contract or scheme that involves each of the following features: (i) an investment of money (ii) in a common enterprise (iii) made with a reasonable expectation of profits (iv) that is based predominantly upon the entrepreneurial or managerial efforts of the promoter or other third parties.5 The determination of whether a particular digital asset fulfills this test “requires an assessment of the economic realities underlying a transaction . . . . All of the relevant facts and circumstances are considered in making that determination.”6

1.          Investment of Money

The investment of money prong generally requires that an investor “give up a specific consideration in return for a separable financial interest with the characteristics of a security.”7 Consideration serving as an investment of money must be “tangible and definable.”8 Fiat currency is clearly “specific consideration,” but the federal courts and the SEC have stated that an investment of “money need not take the form of cash.”9 In order to purchase a Company NFT, the collector will be required to pay in some form of currency or specific consideration.

Therefore the Company believes it is reasonable to conclude that the investment of money prong within the meaning of the Howey test is satisfied with respect to Company NFTs.

2.          In a Common Enterprise

In the FinHub Framework, the SEC staff noted that although “federal courts require that there be either horizontal commonality or vertical community,” the SEC “does not require vertical or horizontal commonality per se, nor does it view a ‘common enterprise’ as a distinct element of the term ‘investment contract.’”10 The Court in  Howey did not define the term “common enterprise,” although it did later equate the concept with the ability of the investors to “share in the profits” of an enterprise.11 Although the analysis of the “common enterprise” element is closely related to the final element of the Howey test regarding the reliance by investors on the efforts of others, assuming, consistent with the Howey test as applied by the federal courts, that common enterprise should be analyzed as a separate prong of the analysis under the Howey test, it is analyzed here.

For horizontal commonality to exist, parties must have pooled their money to fund a venture in which they will share profits and losses on a pro rata basis.12 For the Company, the essential element of pooling is missing. Collectors of Company NFTs will not pool assets, and the value of each separate and unique Company NFT is independent of another. A collector of a Company NFT will not share pro rata in price fluctuations of any other Company NFT (if, in fact, such Company NFT is even sold on the secondary market).  In fact, each Company NFT will be unique, and therefore will have no link to any other Company NFT. The purchase of a Company NFT merely provides the collector with a piece of digital art from the Company, but such collector otherwise does not interact with the art’s creator or the Company beyond that single transaction. The Company NFTs are finished products whose value is determined at the time of sale to the collector. While the Company does intend to create derivative creations, which are inspirations derived from an original Icon, referenced in the Offering Statement as  CODAs, and Digital Renditions, which are digital recreations of physical iconic art and collectibles (“iconic Art”), it will not issue series of NFTs. While an NFT’s value could be affected by a broader scheme or strategy- such as where an NFT is part of a series of similar NFTs- the Company intends that each CODA NFT will be unique. The Company will only sell single edition collectible items. Further, the Company is not and will not sell fractional NFTs (or “F-NFTs”, where the owner of an F-NFT has only a partial ownership interest in the underlying NFT, the value of which may be inextricably bound up with the value of the NFT as a whole).

5 Howey, 328 U.S. at 301; see also Int’l Bhd. of Teamsters v. Daniel, 439 U.S. 551, 558-562 (1979); Edwards, 540 U.S. at 393.
6 Munchee order, supra note 3, at 9 (internal quotation marks and citations omitted); see also SEC v. Telegram Grp. Inc., 448 F. Supp. 3d 352, 366 (S.D.N.Y. 2020), appeal withdrawn sub nom. SEC v. Telegram Grp., Inc., No. 20-1076, 2020 WL 3467671 (2d Cir. May 22, 2020) (citing Tcherepnin v. Knight, 389 U.S. 332, 336 (1967); United Hous. Found., Inc. v. Forman, 421 U.S. 837, 849 (1975)).
7 Int’l Bhd. of Teamsters, 439 U.S. at 559.
8 Id. at 560.
9 DAO Report, supra note 2 at 11.
10 SEC, Framework for “Investment Contract” Analysis of Digital Assets (2019), https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets#_ednref9 (“FinHub Framework”) at n. 10.
11 See, e.g., Forman, 421 U.S. at 852 (finding that the “touchstone” of a common venture under the Howey test is the reasonable expectation of shared profits).
12 See, e.g., U.S. SEC v. Infinity Grp. Co., 212 F.3d 180, 188 (3d Cir. 2000).

Vertical commonality may exist in one of two forms:  strict or broad.  Broad vertical commonality exists when the fortune of individual investors are tied to the efforts of a promoter or third party.13  In Revak v. SEC Realty Corp., the United States Court of Appeals for the Second Circuit (“Second Circuit”) held that broad vertical commonality is not sufficient to establish a common enterprise under the Howey test. 14   Strict vertical commonality means that the fortunes of individual investors are tied to the fortune of a promoter or third party.15 In Revak, the Second Circuit left unanswered whether strict vertical commonality alone is sufficient to establish the existence of a common enterprise.16 However, regardless, Company NFTs do not satisfy this prong of the Howey test, because changes in values of Company NFTs after their sale by the Company are not tied to the Company’s profits or losses. Company NFTs do not entitle any holder to any revenues generated by the Company, or any dividends or similar rights. Company NFTs are not fungible or interchangeable, and each Company NFT has unique characteristics that result in the collector’s exercising its personal preferences to value the Company NFT as a source of entertainment or enjoyment. Each Company NFT represents a piece of unique digital art, intended as one-of-a-kind collectible, and will be marketed and sold as such. The intent of the Company is for the sale of Company NFTs to be made to collectors for their enjoyment value. The Company believes that the value of any Company NFT will not be based on the continued development of the Company’s business or any platform but, instead, the preferences of the collector and the value that collector places on the underlying asset (or iconic Art). The Company believes that any future market value of the Company NFT is primarily based on market forces.

Accordingly, regardless of whether the horizontal or vertical commonality test is applied, the Company believes it is reasonable to conclude that there is no common enterprise within the meaning of the Howey test.

3.          Made with a Reasonable Expectation of Profits

The Supreme Court has explained that the reasonable expectation of profits aspect of the Howey test is meant to distinguish purchases of assets motivated by consumptive intent, which are not investment contracts, from purchases of assets motivated by the prospect of a return on investment. In other words, where a purchaser is not “‘attracted solely by the prospects of a return on his investment . . . [but] is motivated by a desire to use or consume the item purchased . . . the securities laws do not apply.”17 This is an objective inquiry that focuses on the promises and offers made to investors, rather than the “precise motivation” of any individual participant.18

13 See, Revak v. SEC Realty Corp., 18 F.3d 81, 87-88 (2d Cir. 1994).
14 Id. at 88. In Revak, the Second Circuit left unanswered whether strict vertical commonality alone is sufficient to establish the existence of a common enterprise.  Id. at 88.
15 Id. at 87-88.
16 Id.
17 Forman, supra note 6, at 852-53.
18 Telegram, supra note 6, at 25.

Along these lines, the SEC determined that investors purchasing Decentralized Autonomous Organization (DAO) Tokens reasonably expected to earn profits because “the various promotional materials disseminated by Slock.it and its co-founders informed investors that the DAO was a for-profit entity whose objective was to fund projects in exchange for a return on investment.”19 The FinHub Framework further views an expectation of profit as likely when “[t]he digital asset gives the holder rights to share in the enterprise’s income or profits or to realize gain from capital appreciation of the digital asset.”20

A digital asset may attract investors who seek to profit from the investment even if the asset also has credible, real consumptive uses that are independent of the expectation of profit. When considering the varying motivations of holders of an asset, courts have asked which of the uses is “incidental” to the other.21 Stated otherwise, the question for this element is whether “the purchase of a token looks a lot like a bet on the success of the enterprise.”22 To draw out these different potential motivations for purchase, courts and the SEC have focused on the actions of the promoter (to the extent there is one), as well as on the behavior of purchasers.

The FinHub Framework focuses closely on the role played by third-party promoters in a digital asset’s “ecosystem,” stating that “[w]hen a promoter, sponsor, or other third party (or affiliated group of third parties) (each, an “Active Participant” or “AP”) provides essential managerial efforts that affect the success of the enterprise, and investors reasonably expect to derive profit from those efforts,” then a digital asset is likely to be a security.23 Indeed, a transaction in digital assets that may not otherwise be a securities transaction for federal securities law purposes may nevertheless be characterized as such because of the activities of an AP, under a concept drawn from a broader principle articulated by the federal courts applying the Howey test prior to the invention of blockchain technology. In Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,24 the Second Circuit held that certificates of deposit (“CDs”) purchased through a program managed by a broker-dealer qualified as investment contracts under the Howey test because of the activities of the broker-dealer, despite the Supreme Court’s holding in Marine Bank v. Weaver 25 that conventional CDs did not fall under the purview of the federal securities laws. Noting that “Congress, in enacting the securities laws, did not intend to provide a broad federal remedy for all fraud,”26 the Marine Bank Court held that application of the federal securities laws to CDs was unnecessary because holders “are abundantly protected under the federal banking laws.”27 In Gary Plastic, by contrast, purchasers bought instruments that were unlike conventional CDs because, among other things, the broker-dealer “investigat[ed] issuers, market[ed] the CDs, and creat[ed] a secondary market” and investors were thus led to “expect profits derived solely from the efforts of” the broker-dealer.28

19 DAO Report, supra note 2, at 11-12.
20 FinHub Framework, supra note 10.
21 See SEC v. SG Ltd., 265 F.3d 42, 54 (1st Cir. 2001).
22 See William Hinman, Dir., Div. of Corp. Fin., SEC, Digital Asset Transactions: When Howey Met Gary (Plastic), Remarks at the Yahoo Finance All Markets Summit: Crypto (June 14, 2018), https://www.sec.gov/news/speech/speech-hinman-061418.
23 Id.
24 Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).
25 Marine Bank v. Weaver, 455 U.S. 551 (1982).
26 Id. at 556.
27 Id. at 558.
28 Gary Plastic Packaging Corp., 756 F.2d at 241  (“Here investors are buying something more than an individual certificate of deposit. They are buying an opportunity to participate in [the broker-dealer’s] CD Program and its secondary market. And, they are paying for the security of knowing that they may liquidate at a moment’s notice free from concern as to loss of income or capital, while awaiting for [federal] insurance proceeds.”).

The motivations of purchasers are also a critical part of the reasonable expectation of profits analysis. For example, in SEC v. Kik Interactive29, the Court found that purchasers of Kik’s cryptocurrency, called Kin, reasonably expected to earn profits by focusing on statements by Kik’s CEO that as demand for Kin rose, the “value of [Kin] would go up,” such that early purchasers “could make a lot of money.”30 Promoters may also reveal an intent to sell digital assets for investment purposes by, for example, selling the assets in increments that correlate with investment—rather than consumptive31—uses, or applying other terms that indicate the primary motivation is not for personal use or consumption.32

The intent of the Company is for collectors to purchase its NFTs from the Company as a mode of entertainment or as a collectible item, for consumptive use and enjoyment value, based on unique characteristics. The Company’s target buyers are high-end Art collectors, not investors, and the Company intends to target such audience of collectors and end-users with an interest in high-end Art, and not an investment-minded audience. The Company’s sales and marketing efforts therefore will focus on existing NFT collectors and enthusiasts, and existing physical Art collectors looking to acquire art-quality NFTs. Company NFTs are intended as collectibles, and each smart contract for a Company NFT will contain language that the Company is not selling such NFT as an investment that can reward holders with appreciation, profit, or dividends, and advise collectors that a Company NFT should not be acquired for investment or speculative purposes. Evidence of, and in furtherance of this intent, the Company intends to promote and sell its NFTs, at least initially, solely on select high-end auction platforms, which are well-known for selling high-end artwork and the like, not investments. Further, the Company only intends to offer high-end digital Art, and not low-end NFTs, which may be seen as commodities to NFT collectors. In fact, the Company’s objective is to establish itself as the leader in high-end iconic Art-associated Art NFT acquisition, production, marketing, and sales. The Company will not sell low-end NFTs, F-NFTs, series of NFTs, or any NFTs that may be viewed as a commodity, or otherwise readily interchangeable.

How Company NFTs are marketed to collectors and market expectations regarding secondary trading are also critical factors in determining whether a specific Company NFT is a security. The Company will not make any public representations, either formally or informally (including through social media channels), with respect to the liquidity and future value of Company NFTs.  The Company, as described above, will not market Company NFTs as an investment that can reward holders with appreciation, profit, or dividends, and will not market Company NFTs as a fundraising effort that pools investor funds to build a platform for future sales or enterprise. A collector of a Company NFT will not have the right to receive any type of distribution or dividend. The Company will not give its NFT collectors the impression that they can reasonably expect capital appreciation of a Company NFT or derive profits from a Company NFT as a result of their efforts or the efforts of any third party. The Company’s marketing and promotional materials characterize Company NFTs as a piece of artwork, for purely consumptive use, and not as an investment opportunity for an instrument that may appreciate in value, and each smart contract for a Company NFT will contain language that the Company is not selling such NFT as an investment that can reward holders with appreciation, profit, or dividends, and advise collectors that a Company NFT should not be acquired for investment or speculative purposes. The Company does not and will not employ promoters, sponsors, or third parties whose marketing efforts are intended to drive the appreciation of Company NFTs. The Company has engaged 829 Studios, an integrated marketing agency, to conduct marketing on its behalf, in its primary market, as is customary for most businesses, including businesses in this industry, but not to conduct any marketing in any secondary market, or to promote any resale market. While, post-sale of a Company NFT, the Company intends to announce such sale, thereafter they we will no longer promote such Company NFT. The Company will make no promise, implicitly or explicitly, to promote the value of a Company NFT after its sale, or to conduct its operations in any way intended to increase the value of a Company NFT after its sale, and does not intend to conduct its operations to promote the value of a Company NFT after it is sold.

29 SEC v. Kik Interactive Inc., 492 F. Supp. 3d 169 (S.D.N.Y. 2020).
30 Id. at 179-80.
31 The FinHub Framework states that it is more likely there is a reasonable expectation of profit if “[t]he digital asset is offered and purchased in quantities indicative of investment intent instead of quantities indicative of a user of the network.” FinHub Framework, supra note 10.
32 See Hinman, supra note 22.

No secondary market currently exists for the Company NFTs, though it may be reasonable to expect that certain digital asset trading platforms may allow for the resale of Company NFTs, given that there is already a market for the sale of NFTs, generally.  The Company is not creating and will not create or participate in a secondary market, and the Company will make no effort to support, foster or maintain a secondary market, or the demand for any Company NFT, beyond its initial sale. Even if a secondary market is eventually created by a third-party, the existence of secondary trading will not be featured prominently, or at all, in the marketing of the Company NFTs. Further, even if there are speculators who attempt to profit from the purchase, and eventually sell or trade a Company NFT, this fact standing on its own cannot mean that an asset gives its holders an expectation of profits under the Howey test.33

The Company NFTs are basically stand-alone products whose value is determined by the preferences of the collector, and the value that collector places on the underlying asset at the time such Company NFT is sold directly to a collector, who is not at financial risk, insofar as the collector is purchasing the asset for consumption, rather than investment, and, in any case, any decline in value of the Company NFT would be unrelated to the Company’s financial performance. For such NFTs to appreciate in value, there is no expectation or requirement or need for third parties to extend managerial efforts that will enhance the value of the NFT. Assuming multiple platforms support the Company NFTs or a well-established platform, such as Ethereum supports it, there is no single centralized Active Participant upon whose efforts an NFT holder would rely. As noted by the SEC staff in its FinHub Framework, “[p]rice appreciation resulting solely from external market forces (such as general inflationary trends or the economy) impacting the supply and demand for an underlying asset generally is not considered ‘profit’ under the Howey test.”34 In other words, a Company NFT is not a security simply because it can increase in value. Further, even if some collectors purchase Company NFTs to speculate on potential increases in value, the Company NFTs would still not be a security if it has real consumptive uses and its value is based on the supply and demand for such consumptive use, rather than representing an investment in others’ efforts.35 The Company believes that any objective future market value of a Company NFT is primarily based on market forces and not on the continued development of a business by the Company.

The grant of royalty rights in an NFT’s underlying smart contract could also affect a court’s evaluation of whether a collector had a reasonable expectation of profits. Although the Company expects that a royalty feature will be built into the relevant smart contract and automatically transfer to the Company a portion of the sale price each time a Company NFT is sold, there will be no royalty right to a collector of a Company NFT, and therefore no reasonable expectation of profits by a collector.

33 See Sinva, Inc. v. Merrill, Lynch, Pierce, Fenner & Smith, Inc., 253 F. Supp. 359, 367 (S.D.N.Y. 1966) (“The mere presence of a speculative motive on the part of the purchaser or seller does not evidence the existence of an ‘investment contract’ within the meaning of the securities acts. In a sense anyone who buys or sells a horse or an automobile hopes to realize a profitable ‘investment.’”). See also Balestra v. ATBCOIN LLC, 380 F. Supp. 3d 340, 355 (S.D.N.Y. 2019) (“Defendants are correct that ‘[t]he mere presence of a speculative motive on the part of purchaser or seller does not evidence the existence of an investment contract’”) (quoting Sinva).
34 FinHub Framework, supra note 10.
35 See SEC v. Belmont Reid & Co., Inc., 794 F.2d 1388, 1391 (9th Cir. 1986) (contract to sell gold for future delivery was not a security because the buyers’ profits depended upon the world gold market and not any particular skill of the seller); Noa v. Key Futures, Inc., 638 F.2d 77, 79 (9th Cir. 1980) (sale of silver bars was not an investment contract because “[o]nce the purchase of silver bars was made, the profits to the investor depended upon the fluctuations of the silver market, not the managerial efforts of [the sellers].”).

The Company therefore believes it is reasonable to conclude that the Company NFTs do not provide its holders with a reasonable expectation of profits within the meaning of the Howey test.

4.          From the Efforts of Others

The final element of the Howey test asks “whether the efforts made by those other than the investor are the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise”36 as opposed to efforts that are more ministerial in nature.

Many digital assets in recent years have been sold specifically to finance promoters’ efforts at building a new system or service or based on the expectation that the promoters will support the project after the sale. Digital assets sold in this manner generally satisfy this element of the Howey test. For example, as discussed above, the DAO, a “Decentralized Autonomous Organization,” “was created by Slock.it and Slock.it’s co-founders, with the objective of operating as a for-profit entity that would create and hold a corpus of assets through the sale of DAO Tokens to investors, which assets would then be used to fund projects.’”37

The SEC found that the organization of the DAO indicated that investors’ profits, realized from appreciation in the value of DAO Tokens, were to be derived from the significant managerial efforts of the DAO’s creators, Slock.it and Slock.it’s co-founders, and the DAO’s “Curators,” a group of individuals selected by Stock.it to wield “considerable power” and provide the platform with “failsafe protection” by confirming that any proposal for funding originated from an identifiable person or organization, and ensuring that smart contracts associated with any such proposal properly reflected the code the contractor claims to have deployed on the Ethereum blockchain.38 In finding that the tokens constituted securities, the SEC emphasized the relative control of the project’s founders compared to that of investors who purchased tokens.

The Company believes a traditional NFT, in the form of digital art or collectibles, is unlikely to meet this prong of the Howey test, as once the NFT is sold, absent any surviving intellectual property rights, the prior owner surrenders all control over it to the new owner and therefore does not control the rights embodied by that NFT any more than a physical art dealer exercises control over a painting after selling it to a customer. The Company does not maintain control over the underlying asset, and the Company does not retain any stake or interest in the digital asset, other than certain intellectual property rights.  Each Company NFT will operate as a certificate of title of ownership of the personal property rights in the copy of the digital artwork linked to such Company NFT, and is intended to convey the personal property rights (not the copyrights) in the particular copy of the digital artwork linked to the Company NFT with the right of the buyer to own, possess, and sell that copy of the digital artwork. Similar to the sale of physical artwork, where, upon the sale of the physical art to a collector, such collector receives ownership of the physical art while the creator retains the copyright to such physical artwork, at least for a certain period of time, and the creator can sell or license such copyright, the Company NFTs however, will not convey copyrights or evidence ownership of copyrights. For (i) the Company NFTs that are Digital Rendition NFTs of an Icon, the copyright and related intellectual property for such NFT will not be transferred to the collector (and is held by the owner of the underlying art with whom the Company has contracted for NFT rights), and for (ii) a Company NFT that is a CODA, because a CODA is an original creation, while upon the sale of the CODA, the collector receives ownership of such NFT, the stakeholders in the CODA retain the copyright (and the Company intends to negotiate with the stakeholders in each CODA to have such stakeholders agree to transfer their copyright in the CODA to the Company in a negotiated transaction, for at least a partial ownership by the Company to the associated copyright (for example, in the license agreement for the NFT rights to The Little Prince license, the Company will own a partial interest of 1/3rd to the copyright to CODAs)).

36 SEC v. Glenn W. Turner Enterprises, Inc., 474 F.2d 476, 482 (9th Cir. 1973), cert. denied, 414 U.S. 821, 94 S. Ct. 117, 38 L. Ed. 2d 53 (1973).
37 DAO Report, supra note 2, at 1.
38 Id. at 7-8, 13.

The Company will neither operate nor have any related party affiliation with or control over the blockchain on which the NFT is minted (other than as much as any other participant on a blockchain would have). The Company NFTs will be sold by an independent auction platform, an independent third party upon whom the Company exercises no control. Finally, the servers on which the CID tagged digital files that are referenced within the Company NFTs are maintained will be those of an independent third-party. So, effectively, post-sale of a Company NFT, the Company will have no continuing control over such Company NFT, other than the intellectual property rights that it may negotiate, which, like physical artwork, are separate from the Company NFTs themselves, and the third parties referred to will have no control over the retained IP rights.

The FinHub Framework lists numerous different characteristics of digital assets that could make them more likely to be investment contracts under the “reliance on the efforts of others” prong.  No individual factor is determinative, but generally, the more these factors are present with regard to a digital asset, the more likely it is that the asset would be an “investment contract.”  One specified characteristic is where a digital asset is “not fully functional at the time of the offer or sale,” and purchasers would reasonably expect a sponsor, promoter, or other third party (including Active Participants) to “further develop the functionality” of the asset.39 The Company NFTs sold by the Company are generally complete at the time of the purchase; that is, the buyer would not reasonably expect an Active Participant to further develop its functionality over time.  Although the buyer may be interested in the value of the asset they own and hope to re-sell it at a later date for a profit, they did not invest in an ongoing, “common enterprise” that would pay the individual some share of profits.40 Further, courts have held that where the value of a particular investment fluctuates based on market conditions alone, rather than in response to external managerial efforts of others, that investment is not a security.41

As discussed in detail herein, the Company will not sell Company NFTs as an investment, nor will it promise, or exert any effort to increase the value of Company NFTs after completing the sale to collectors. The Company’s management’s skill and expertise will have no impact on the future value of each Company NFT after its date of sale, and the Company and its management will make no representations as to such skill and expertise. The price of a Company NFT, as sold by the Company, will be determined at the time of sale. The Company will not give Company NFT collectors the impression that they can reasonably expect capital appreciation of Company NFTS or to derive profits or from Company NFTs as a result of the future efforts of the creator of the Art, Company, or any third party.

The Company will not create or support a secondary market for Company NFTs, and there is no active or imminent secondary trading market currently for the Company NFTs. Any secondary market upon which the Company NFTs may trade in the future would be created and facilitated by an independent third party. The Company will undertake no efforts to support ongoing demand for a Company NFT after it is sold, or act in any “promoter” capacity.

39 FinHub Framework, supra note 10.
40 Howey, 328 U.S. at 298-99; see also FinHub Framework.
41 S.E.C. v. Belmont Reid & Co., 794 F.2d 1388, 1391 (9th Cir. 1986) (“To the extent the purchasers relied on the managerial skill of CMC they did so as an ordinary buyer, having advanced the purchase price, relies on an ordinary seller. We therefore agree with the district court that ‘[p]rofits to the coin buyer depended upon the fluctuations of the gold market, not the managerial efforts of CMC.’”); Noa v. Key Futures, Inc., 638 F.2d 77 (9th Cir.1980) (per curiam) (holding that the sale of silver bars was not an investment contract because the expected profits came from market fluctuations); Sinva, 253 F. Supp. at 367 (holding that contracts to purchase sugar for future delivery were not “investment contracts” because the expected profits came from market fluctuations).

The Company will not directly monetize the value of Company NFTs after sale. The Company expects that its NFTs will contain a royalty feature payable to the Company, which is common in the NFT industry, as well as in the music and entertainment industry, and broader creative community (for example, where a musician would receive a payment every time his or her record is streamed online or sampled by other musicians), which will apply at every time of sale of a Company NFT, whether the Company NFT is sold at a profit to its original sale price, or for less than its sale price. Further, it may be reasonable to argue that, including a royalty feature in the smart contract for Company NFTs, may impact the desirability of a collector to sell or transfer the digital asset, and actually dampen the creation of a secondary or speculative market. Given a royalty must be paid for any resale, this could be seen as a penalty to a collector for selling a Company NFT, and a way for the Company to discourage the resale of Company NFTs.42 Finally, the Company does not intend to sell such royalty rights on a secondary market or package them together with other assets.

According to Mr. William Hinman, Director, Division of Corporate Finance of the SEC, when the efforts of a third party are not a key factor for determining a blockchain-based enterprise’s success, the key purpose of the Securities Act of 1933, as amended (the “Securities Act”) (i.e., removing information asymmetry between promoters and investors) is no longer relevant – that is, due to the separation between the third party and the purchaser, the purchaser does not need to learn material information about the third party, such as its background, financing, plans and financial stake, in order to make an informed investment decision.43 The same argument and analysis would apply for a company that offers digital assets. Here, there will be no information asymmetry between the collector of a Company NFT and the Company. Each Company NFT smart contract will make clear what the collector is receiving when it purchases a Company NFT (and what it is not), and that the Company is not selling such NFT as an investment that can reward holders with appreciation, profit, or dividends, and advise collectors that a Company NFT should not be acquired for investment or speculative purposes.

Therefore the Company reasonably believes that the reliance on the efforts of others prong within the meaning of the Howey case is not satisfied with respect to the Company NFTs.

B.          The Reves Test

The Reves test analyzes whether an instrument is a “note,” a type of enumerated “security” under federal securities laws. In the Reves case, the Supreme Court held that promissory notes paying a variable rate of interest and issued by an agricultural cooperative to raise money for its general business operations were “notes” under the federal securities laws.44

The Court, in Reves, concluded that the term “any note” in the Exchange Act is not to be read literally: not all notes qualify as securities under the federal securities laws. To assess which notes do not qualify as securities, the Court applied the “family resemblance test,” according to which “[a] note is presumed to be a ‘security,’ and that presumption may be rebutted only by a showing that the note bears a strong resemblance” to an instrument on a list of instruments that federal courts have previously determined are not “securities,” or by a showing that the new instrument under review should be added to that list, based on a four-factor test.45

42 TurnKey Jet, Inc., SEC No-Action Letter, 2019 WL 1471132 (Apr. 3, 2019), https://www.sec.gov/divisions/corpfin/cf-noaction/2019/turnkey-jet-040219-2a1.htm. (Digital asset analyzed in the TurnKey Jet no-action letter imposed a discount that essentially penalized redemption of tokens for cash instead of services—which would seemingly discourage holding the asset for investment and indicate that the promoters are seeking users, not investors.)
43 See Hinman, supra note 22.
44 Reves, 494 U.S. 56.
45 Id. at 64-65, 67.  The enumerated list of notes that are not securities are: “the note delivered in consumer financing, the note secured by a mortgage on a home, the short-term note secured by a lien on a small business or some of its assets, the note evidencing a ‘character’ loan to a bank customer, short-term notes secured by an assignment of accounts receivable, or a note which simply formalizes an open account debt incurred in the ordinary course of business (particularly if, as in the case of the customer of a broker, it is collateralized),” id. at 65 (quoting Exch. Nat’l Bank of Chicago v. Touche Ross & Co., 544 F.2d 1126, 1138 (2d Cir. 1976)) and “notes evidencing loans by commercial banks for current operations,” id. (quoting Chem. Bank v. Arthur Andersen & Co., 726 F.2d 930, 939 (2d Cir. 1984)).

Unlike the Howey test, which requires satisfaction of each element, the four factors comprising the Reves test are holistic in nature.46 The first factor assesses whether the seller of the instrument sought to raise money for the general use of a business enterprise or to finance substantial investments and whether “the buyer [was] interested primarily in the profit the note is expected to generate.”47 Second, if the plan of distribution of the instrument allows for “common trading for speculation or investment,” the instrument is more likely to be a security. Third, the reasonable expectations of the investing public may indicate an instrument is a security. Last, if “some factor such as the existence of another regulatory scheme significantly reduces the risk of the instrument,”48 then application of the federal securities laws may be unnecessary.

There is little judicial precedent or SEC enforcement activity applying the Reves test to digital assets. However, in a 2019 no-action letter, the Commission staff agreed that “tokenized” jet cards issued by an air carrier to be used by consumers to purchase air charter services were not “notes” under the Reves test49 (where the tokens would not be marketed to the public as profit-generating investments, but instead operated similarly to notes that formalized an open-account debt, which is explicitly not a “note” under the Reves test)50.

Because the key characteristics of the Company NFTs do not resemble those of an instrument that is likely to be, or could arguably be called, a “note” under the federal securities laws, we do not analyze the Company NFTs under the Reves test.

C.          Other Instruments Included Within the Definition of Security

To this point, the SEC’s analysis of whether a digital asset is a security has focused primarily on the “investment contract” and, to a lesser extent, “any note” portions of the definition of security. It is possible however, that given the lengthy list of instruments included within the definition of a security, the SEC or a private plaintiff may attempt to argue that a digital asset is a security by virtue of being one of the other instruments that fall within the scope of the federal securities laws, even if the Howey test is not satisfied. Based on Supreme Court precedent, the Company believes that an asset that is not a traditional equity or debt instrument, an investment contract under the Howey test, or a note under the Reves test is unlikely to be considered a security under one of the other instruments included within the definition of “security.” The Supreme Court has explained that “the Howey test, which has been used to determine the presence of an investment contract, ‘embodies the essential attributes that run through all of the Court’s decisions defining a security.’”51

IV.          Conclusion

As Mr. Hinman made clear in 2018, application of the Howey test to a digital asset must consider whether “[a]pplying the disclosure regime of the federal securities laws to the offer and resale” of the digital asset would do more than “add little value.”52 In other words, if an investor’s return of profits depends upon the efforts of an identifiable third party, increasing the availability of material information about the third party’s “background, financing, plans, financial stake and so forth”53 makes sense because absent these disclosures, “significant informational asymmetries may exist between the management and promoters of the enterprise on the one hand, and investors and prospective investors on the other hand,”54 which puts investors at risk. However, when the efforts of a third party are not a key factor for determining a blockchain-based enterprise’s success, the key purpose of the Securities Act (i.e., removing information asymmetry between promoters and investors) is no longer relevant-that is, due to the separation between the third party and the purchaser, the purchaser does not need to learn material information about the third party, such as its background, financing, plans and financial stake, in order to make an informed investment decision.55 The same argument and analysis would apply for a company that offers digital assets, and as there will be no information asymmetry between the collector of a Company NFT and the Company, application of the disclosure regime of the federal securities laws to the offer and sale of the Company NFTs, as a policy matter, is not necessary.

46 Id. at 67.
47 Id. at 66.
48 Id. at 67.
49 See TurnKey Jet No-Action Letter, supra note 42.
50 Id.
51 Int’l Bhd. of Teamsters, 439 U.S. at 558 n. 11 (1979) (quoting Forman, 421 U.S. at 852 n.16).
52 See Hinman, supra note 22.
53 Id.
54 FinHub Framework, supra note 10.
55 See Hinman, supra note 22.

But apart from these policy reasons for not subjecting the Company NFTs to regulation as a security, for the reasons discussed above, and based on the above analysis, and subject to the qualifications and assumptions set forth herein, the Company believes it has a reasonable basis for its conclusion that the Company NFTs do not satisfy all of the  necessary characteristics of an “investment contract” under the Howey test, and are therefore not “securities” for purposes of the federal securities laws.

2.
Please thoroughly revise the preliminary offering circular to reflect your current stage of development and to avoid giving undue prominence to future plans that are aspirational and contingent on obtaining additional funding. Also revise to remove repetitive and inconsistent disclosure. Finally, prominently disclose in the Summary that you have not generated revenues or cash flows from operations and that your auditor has expressed substantial doubt regarding your ability to continue as a going concern.

RESPONSE: The Company has updated the disclosure throughout Amendment No. 1, including on page 10, in response to the Staff’s comment.

3.
We note that your disclosure on page 92 indicating that the Company may conduct closings on a “rolling” or “continuous” basis and that this will be a delayed or continuous offering pursuant to 251(d) of Regulation A. We further note your disclosure that “The company will accept a subscription (i.e., hold a Closing) within 30 calendar days after due diligence is successfully completed.” Please provide a detailed legal analysis regarding why you believe this is not a delayed offering. Refer to Rule 251(d)(3)(i)(F) of Regulation A.

RESPONSE: The Company will be conducting this offering on a delayed or continuous basis and has updated the disclosure on page 94 of Amendment No. 1 in response to the Staff’s comment accordingly.

4.
Please revise your offering statement to provide a materially complete description of the NFTs that you intend to issue. Without limitation, please describe:

• How the NFTs will be created;
• The terms and conditions of the NFTs, including a description and more specific details regarding the royalty feature, the revenue split and the ongoing revenue stream;
• How you will offer the NFTs to the public;
• How and where the NFTs will be resold in the future and, if on a marketplace, who will operate it;
• What will be available in the secondary market and how you will capture revenues from secondary sales; and
• How the rights relating to the NFT and underlying work of art, or other asset, will be defined and modified.

RESPONSE: The Company has updated the disclosure on pages 75-77 of Amendment No. 1 in response to the Staff’s comment.

5.
We note your disclosure throughout regarding “high-end NFTs” and “low-end NFTs,” and that you will take a “premium approach to the market.” Please revise to describe these terms with greater specificity.

RESPONSE: The Company has updated the disclosure on pages 1 and 57 of Amendment No. 1 in response to the Staff’s comment.

6.
Please revise your disclosure to confirm that the representations that you make about the NFTs that you will produce will apply to any NFT that you will issue, including derivative NFTs that you intend to create in partnership with collaborators. If not, please revise to disclose why and in what way they would be different.

RESPONSE:  The Company has updated the disclosure on pages 3 and 59 of Amendment No. 1 in response to the Staff’s comment.

Cover Page

7.
We note that you intend to place funds in an escrow account. Please disclose the arrangements regarding placing the funds received in an escrow account, including identifying the escrow agent on the cover page. Refer to the Instructions to Item 1(e) of Part II of Form 1-A.

RESPONSE:  The Company is currently negotiating the terms of escrow arrangements with Continental Stock Transfer & Trust Company, and has updated the disclosure on the cover page and page 94 of Amendment No. 1 in response to the Staff’s comment.

8.
We note that the Chief Executive Officer Mr. Richard Seet has voting control of the Company. To the extent he will continue to maintain control of the company after the offering, please revise the cover page to discuss management’s control and to quantify his percentage of voting power.

RESPONSE:  The Company has updated the disclosure on the cover page of Amendment No. 1 in response to the Staff’s comment.

Summary, page 1

9.
Please revise this section so that it represents a brief summary of the information contained in the Offering Statement. In that regard, as presently drafted the Summary appears to contain all of the detailed information in the offering circular. Refer to Item 3(a) of Part II of Form 1-A.

RESPONSE:  The Company has updated the disclosure in the Summary section of Amendment No. 1 in response to the Staff’s comment.

Summary Risk Factors, page 17

10.
Please revise your summary risk factors to include blockchain, crypto asset, and NFT specific risks associated with your planned business operations. As non-exclusive examples only, discuss the impact of high gas and transaction fees, lack of liquidity, volatility, and regulatory uncertainty.

RESPONSE:  The Company has updated the disclosure on pages 11-13 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors, page 27

11.
We note your disclosure on page 71 indicating that your NFTs will contain only a smart contract while the digital art will be maintained on a separate server. Please revise to discuss the risks associated with the digital artwork being stored on third-party servers including whether your customers will have any recourse in the event that the host of the digital artworks is unable to maintain operation.

RESPONSE:  The Company has updated the disclosure on page 27 of Amendment No. 1 in response to the Staff’s comment.

A particular NFT’s or digital asset’s status as a “security”..., page 41

12.
We note the statements that the legal test for determining whether a particular crypto asset is a security “evolve[s] over time” and that the “[I]t is difficult to predict the direction or timing of any continuing evolution of the Commission’s views in this area.” Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

RESPONSE:  The Company has updated the disclosure on page 36 of Amendment No. 1 in response to the Staff’s comment.

Use of Proceeds, page 53

13.
Please revise your Use of Proceeds section to disclose the approximate amount of net proceeds intended to be used for each of the principal purposes identified. Please refer to Item 504 of Regulation S-K.

RESPONSE:  The Company will update the relevant disclosure upon determining the pricing for the offering and the related amount of proceeds available.

License Agreement with SOGEX, page 56

14.
Here and in the forefront of your document, please provide greater details regarding your license for the NFT rights to The Little Prince. For example purposes only, we note your disclosure that your license has a 3-year term that is renewable at your option. Please disclose whether the license is renewable in 3-year terms indefinitely and whether you have agreed to future renewal terms. In addition, we note your disclosure that the license may not be renewed under certain circumstances, including where you are not in good standing, have failed to pay all sums due and owing to the licensor or are in breach of the license agreement at the time of the exercise of the renewal, or have failed to achieve gross receipts of at least $2.5 million. Please disclose the circumstances which may cause you not to be in good standing as well as any other circumstances pursuant to which the license may not be renewed. Further, please disclose the impact that the 3-year license term may have on your NFTs and your business, including what would happen if the license is not renewed, and revise to include expanded related risk factor disclosure as applicable.

RESPONSE:  The Company has updated the disclosure on pages 34 and 52-53 of Amendment No. 1 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

15.
We note your brief discussion of operating results in management’s discussion and analysis. Please revise your disclosures to include quantified discussions of how your current SOGEX License, Ferdinand IP Warrant agreement, and Leagas Delaney common share issuance will impact your future operating results and financial condition, for example, disclose the impact to liquidity for the January 2022 payment of $150,000 for the initial SOGEX License minimum royalty payment. Refer to Item 9(a) of Form 1-A.

RESPONSE: The Company has updated the disclosure on page 54 of Amendment No. 1 in response to the Staff’s comment.

16.
We note your discussion of operating expenses on page 57. Please tell us and revise to explain, with quantification where necessary, the following:

• Revise to disclose how you will account for any costs associated with obtaining, appraising, maintaining, and storing your art prior to and subsequent to the NFTs being distributed.
• Expand your General and Administrative Expenses disclosure to separately discuss and quantify the costs of obtaining NFT licenses, and also any development and research costs included.
• Please revise to disclose if you both create and purchase NFTs for sale; and if so, disclose if your costs of NFTs are accounted for differently for created digital assets as opposed to any purchased digital assets, and how you classify each type of digital asset.
• Revise to disclose if you pay advisory management fees, quantify the cost and terms, and how you account for them.

RESPONSE: The Company has updated the disclosure on page 53 of Amendment No. 1 in response to the Staff’s comment.

17.
We note your liquidity and capital resources discussion on page 57 includes the $1,746 and $500,000 from your December 2021 and April 2022 equity issuances of 17,460,000 and 2,000,000 shares of common stock. Please revise to also disclose how the January 2022 repayment of the $80,054 refundable stock subscription impacted your liquidity and capital. Refer to Items 9(b) of Form 1-A.

RESPONSE: The Company has updated the disclosure on page 53 of Amendment No. 1 in response to the Staff’s comment.

Our Business, page 60

18.
Please revise to clarify on which blockchain(s) you intend to mint NFTs and provide a discussion of those blockchains and how they operate. To the extent you intend to utilize multiple blockchains for minting NFTs, provide a discussion regarding the functionality differences and limitations of each.

RESPONSE: The Company has updated the disclosure on page 75 of Amendment No. 1 in response to the Staff’s comment.

19.
Please revise to clarify whether you intend to accept payment for your NFTs in the form of other crypto assets and whether you intend to hold or otherwise transact in any crypto assets. In this regard we note your disclosure on page 26 that you may sell your crypto assets to pay expenses on an as-needed basis, and your disclosure on page 36 that you plan to “safeguard” and keep private the private keys relating to your crypto assets. To the extent you intend to hold or otherwise transact in crypto assets, please disclose the crypto assets that you transact in, or will transact in, and disclose if and when you plan to convert the crypto assets into U.S. dollars, or describe the factors you will consider in deciding whether and when to convert the crypto assets into U.S. dollars. Please also revise to describe in greater detail what you mean by “safeguard.” In addition, discuss whether your crypto assets, including the NFTs you mint, will be held in digital wallets, exchanges, or hardware wallets, and the security precautions you will take to keep those assets secure. Finally, clarify whether you currently hold any crypto assets and disclose the total value of the crypto assets held.

RESPONSE: The Company has updated the disclosure on page 76 of Amendment No. 1 in response to the Staff’s comment.

20.
Please prominently disclose that the NFTs you intend to offer do not confer any ownership interest in the artwork it represents and that Tesseract Collective, CODA’s or other stakeholders will maintain such ownership, specifically as it relates to copyright. In addition, we note your risk factor on page 32 suggests that NFTs prove authenticity and ownership of an underlying asset. Revise to clarify that an NFT does not necessarily convey copyright or legal ownership of the underlying asset and remove the inference that it provides such evidence.

RESPONSE: The Company has updated the disclosure on pages 12, 26, and 76, of Amendment No. 1 in response to the Staff’s comment.

21.
Please include a detailed plan of operation for developing and implementing each material aspect of your growth strategy. Disclose key time frames, milestones, and anticipated expenditures. Please ensure that this section is consistent with Use of Proceeds. Refer to Item 9(c) of Part II to Form 1-A.

RESPONSE: The Company has updated the disclosure on pages 9-10, 57, and 73-77 of Amendment No. 1 in response to the Staff’s comment.

22.
We note that you intend to offer “physical masterpieces” or other physical art in NFT form. Please provide additional context regarding the process in which physical art or collectibles are represented by NFTs.

RESPONSE: The Company has updated the disclosure on pages 1, 57 and 77 of Amendment No. 1 in response to the Staff’s comment.

Background and Purpose, page 61

23.
We note your disclosure identifying several different NFT platforms that offer various types of NFTs. Please revise to disclose that process for listing NFTs on each of the NFT platforms listed including any requirements for listing and the specific blockchain each one uses. In addition, revise to clarify whether you intend to offer NFTs only through third-party platforms or auction houses or if you intend to offer them directly to consumers.

RESPONSE: The Company has updated the disclosure on pages 74 and 75 of Amendment No. 1 in response to the Staff’s comment.

Balance Sheet, page 64

24.
We note on the index to financial statements on page F-1 that you refer to your financial statements as consolidated. However, each individual financial statement does not include the label consolidated, nor do you disclose a consolidation accounting policy. We also note your Exhibit 17.1, List of Subsidiaries, is to be filed by amendment. Please revise to consistently label each financial statement, and to the extent you have subsidiaries, disclose your consolidation policy consistent with the guidance in ASC 810-10-50-1.

RESPONSE: The Company does not have any subsidiaries and, as such, the Company’s financial statements are not consolidated. Accordingly, the Company has updated the index to the financial statements on page F-1 of Amendment No. 1 to remove all references to our financial statements as “consolidated.” In addition, the Company has removed the reference to Exhibit 17.1,  List of Subsidiaries in the exhibit index.

25.
We note your $260 asset classified as “Stock Subscription Receivable” on your balance sheet at December 31, 2021. Please revise to provide the following:

• As this receivable appears to result from the initial December 2021 Founder’s Round of common share financing, revise to disclose as a related party.
• Please revise to reclassify this amount recorded as a receivable to be presented as a deduction from stockholders’ equity, as required for receivables with related parties from transactions with the registrant’s capital stock. See SAB 4E.

RESPONSE:  In response to the Staff’s comment, the Company has updated the disclosures on page F-4, F-7, F-9, and F-10 of Amendment No. 1 to disclose the stock subscriptions receivable balance as a related party transaction.

Per SAB 4E, “The staff will not suggest that a receivable from an officer or director be deducted from stockholders’ equity if the receivable was paid in cash prior to the publication of the financial statements and the payment date is stated in a note to the financial statements.” The Company discloses in Note 5 to the financial statements that the amounts included in stock subscriptions receivable as of December 31, 2021 were collected in January 2022. In addition, the Company has added this disclosure to Note 3, per the Company’s response in the paragraph above. As such, the Company believes that the stock subscriptions receivable need not be presented as a reduction of stockholders’ equity.

26.
We note the disclosure in your Offering Statement, part I, Item 1, of $80,054 as Long-Term Debt, while you disclose in your Offering Summary on page F-4, your $80,054 of Refundable Stock Subscription classified as current liability. Please revise to consistently classify each of these liabilities, and revise the discussion in Note 2 on page F-9 to explain the initial terms and the details of any changes to this agreement.

RESPONSE: The Company has updated the disclosure in its Part I, Item 1 of Amendment No. 1 in response to the Staff’s comment.  In addition, the Company added disclosure to Note 5 related to Stockholders’ equity on page F-10 in response to the Staff’s comment.

27.
We note the disclosure in your Offering Statement, part I, Item 1, of 20,000,000 shares of Common Equity Units Outstanding, while you disclose in your Offering Summary on page F-4, only 17,460,001 of common stock issued and outstanding. Please revise to consistently quantify each of these outstanding common shares, and revise the discussion in Note 5 on page F-10 to consistently conform.

RESPONSE:  The Company has updated the disclosure in our Offering Statement, part I, Item 1 of Amendment No. 1 in response to the Staff’s comment. The updated disclosure of Outstanding Securities, correctly indicates 17,460,001 shares of common stock outstanding.

The Opportunity, page 65

28.
Please disclose the reasonable basis for the beliefs presented in this section. In this regard, it is not appropriate to imply that you will access a significant portion of any of these markets discussed given your stage of development and capital requirements needed to commence operations.

RESPONSE: The Company has updated the disclosure on page 69 of Amendment No. 1 in response to the Staff’s comment.

Our Strengths, page 73

29.
We note your disclosure that you have direct or indirect relationships with content creators and renowned collaborators and that management’s experience will allow you to acquire licenses at a reasonable cost. We also note your disclosure on pages 2, 60 and throughout that you are in discussions with celebrity artists, musicians, entertainers, fashion designers, and luxury brands who would like to collaborate with you to develop joint NFTs and other products derived from your iconic assets. Please revise to clarify whether you have any agreements and disclose the status of any discussions with content providers, renowned collaborators or license holders. In addition, revise to provide balancing disclosure addressing the uncertainties that you will be able to acquire additional licenses or come to agreements with content providers or renowned collaborators at commercially reasonable prices.

RESPONSE:  The Company has updated the disclosure on pages 1, 9, and 73-74 of Amendment No. 1 in response to the Staff’s comment.

Commercialization Plan, page 75

30.
We note your disclosure that you are curating a micro-influencer community. Please revise to disclose what constitutes a micro-influencer community and provide specific details regarding the role of this community, what the micro-influencer community will do, how they will operate and how they will be compensated.

RESPONSE: The Company has updated the disclosure on pages 9, 73 and 74 of Amendment No. 1 in response to the Staff’s comment.

31.
Your disclosure indicates that you acquired the exclusive NFT rights for the Little Prince and that you intend to “initiate discussions with third party licensees to produce luxury fashion, housewares, and leather goods...” Please revise to clarify the scope of your NFT license and how it can be applied to the production of the consumer goods identified.

RESPONSE:  The Company has updated the disclosure on pages 9, 53 and 74 of Amendment No. 1 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 86

32.
We note your disclosure that you have engaged 829 Studios to perform services in connection with your marketing plan and that as of the date hereof $126,437.50 has been incurred by the Company for services provided by 829 Studios. Please provide greater details regarding the services performed to date, as well as those to be performed in the future and please file your agreement with 829 Studios as an exhibit or tell us why you are not required to do so.

RESPONSE:  The Company has updated the disclosure on page 74 of Amendment No. 1 in response to the Staff’s comment to provide greater details regarding the services performed by 829 Studios to date.

The Company further acknowledges the Staff’s comment and respectfully advises the Staff that it has determined that neither of the two service agreements with 829 Studios (the “Agreements”) constitute a material contract under Item 601(b)(10) of Regulation S-K. Pursuant to Item 601(b)(10)(ii), a contract need not be filed if it is entered into in the ordinary course of a registrant’s business and does not fall within any of the exceptions set forth therein.  The Company respectfully submits that both of the Agreements are of the type that ordinarily accompany the kind of business conducted by the Company and that subclauses (ii)(A), (C) and (D) are not applicable because these services contracts do not involve any insider counter-parties, the sale of property, plant or equipment or material lease of property.

Under Item 601(b)(10)(ii)(B) of Regulation S-K, certain agreements that ordinarily accompany the kind of business conducted by a registrant nevertheless must be filed as exhibits under that Item if the agreement is one “upon which the registrant’s business is substantially dependent.” Although it does not define the term “substantially dependent,” we note that the Commission has confirmed a narrow scope of the term “substantially dependent” as used in Item 601(b)(10) by the illustrative examples included in the Item, which identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent. Clearly, the Agreements do not fall under clause (2) above as they do not involve a franchise or license to use patents, formulas, trade secrets, processes or trade names on which the Company’s business depends to a material extent. Further, the Agreements do not fall under clause (1) above as they do not involve a contract to sell or purchase the Company’s products or services, as they are solely service contracts to engage 829 Studios in its capacity as an integrated marketing agency.

Further, while the Commission has not adopted a clear, bright-line test to define “substantially dependent” under Item 601(b)(10)(ii)(B), the regulatory history of the adoption of Item 601(b)(10) provides additional support for a narrow reading of the filing requirement. Several registrants have reviewed the regulatory history of Item 601(b)(10) and concluded that the filing requirement relates only to contracts of an “extraordinary nature” the loss of which would jeopardize the future viability of the company or affect the fundamental nature or structure of its business as a whole. See responses from AK Steel Corporation, November 6, 2002; Remington Oil and Gas Corporation, November 12, 2003; and Cray Inc., November 26, 2008. Additionally, SEC Release No. 33-3406 (1951) made an important distinction, carried into Item 601(b)(10), between “material contracts not made in the ordinary course of business” and a contract that “ordinarily accompanies the kind of business conducted” by the registrant. In the latter case, the Commission stated that only a contract made in the ordinary course of business that is “of an extraordinary nature” must be filed. While the Company’s relationship with 829 Studios is important to the business, the Agreements are contracts that “ordinarily accompanies the kind of business conducted” by the Company, and are not “of an extraordinary nature,” as the loss of any such Agreement would not jeopardize the future viability of the Company or affect its business as a whole.

Signatures, page 95

33.	Please revise your offering statement to ensure it is signed by your principal financial officer and principal accounting officer. Refer to Instruction 1 to Signatures on Form 1-A.

RESPONSE:  The Company has updated the signature on page to Amendment No. 1 in response to the Staff’s comment.

Note 2. Significant Accounting Policies, page F-8

34.
We note your disclosure on pages 56 and F-10 that you acquired the exclusive right to create encrypted digital art pieces to sell to the public on an online platform, known as NFTs. Please tell us and revise your filing regarding your accounting and disclosure for your digital assets:

• Revise to disclose your accounting policies for art based NFTs initially when created and digitized, and in subsequent periods as sold. In your response:
         o Describe the technology underlying the NFTs and how it works; and
         o Explain how the technology serves to provide you both control and the benefit of an asset.
• Revise to disclose your accounting policies for revenue recognition.
• Revise your disclosure to clarify how you value your digital assets for aggregate fair value disclosure and for impairment testing purposes. Specify what market(s) you use to value these assets and separately tell us how these market(s) are the principal or most advantageous market(s) as stipulated in ASC 820-10-35-5.
• Revise your disclosure to clarify how you determine the unit of account for impairment testing purposes.
• Separately reference for us the authoritative guidance you rely upon to support your accounting.

RESPONSE: The Company has included updated disclosures to Note 2 of Amendment No. 1 related to the Significant Accounting Policies in the financial statements.

35.
We note disclosure on page 2 that any digital art can be minted as an NFT, but due to the high fees associated with incorporation, you intend to include only the smart contract in the NFT with the digital art separately linked and maintained on a separate server. Please tell us and revise your filing to clarify this process, which platform(s) you will use, and your proposed accounting for digitizing the art and minting the NFTs.

RESPONSE:  The Company has updated the disclosure on pages 74, 75 and 76 of Amendment No. 1 in response to the Staff’s comment.  The Company has also included additional disclosure in Note 2 to the financial statements on page F-10 related to the significant accounting policies for digitizing the art and minting the NFTs. Please see further the revised disclosure in response to Comment 34.

Note 2, Significant Accounting Policies, page F-9

36.
We note on page F-9 your liability of $80,054 for a refundable stock subscription at 12/31/21 that includes cash received from potential investors for future equity financing that was returned to investors in January 2022. Please revise to provide the following:

• Please tell us and revise to disclose the quantified terms of the initial equity agreement that resulted in this liability, including if the shares were contingent and if the parties were related.
• Revise to disclose the other impacts to your operations that resulted from the January 2022 refund of cash and return of equity, particularly going concern and liquidity.

RESPONSE:   The Company has included updated disclosure in Note 5 related to Stockholders’ equity on page F-10 of Amendment No. 1. In addition, the presentation on the balance sheet in the financial statements (page F-4) was updated to “Refundable stock subscriptions – related party”, the disclosure in Note 2 to the financial statements (page F-9) was updated, and disclosure was added to Note 3 to the financial statements (page F-10).

Consolidated Financial Statements
Note 3. Related Party Transactions, page F-10

37.
We note your $973 due to related party transaction on page F-10 for general and administrative expenses paid by a stockholder for the company. Please revise to also disclose as related parties your two Founder’s Rounds of common share financings of 17,460,000 and 540,000 issued in December 2021 and January 2022 disclosed in Note 5 on page F-10, which appears supported by the large number of common shares beneficially owned currently by directors and officers.

RESPONSE:  The Company has updated the disclosure on page F-10 of Amendment No. 1, in response to the Staff’s comment.

Note 6. Subsequent Events, page F-11

38.
We note the disclosure of your recent SOGEX License Agreement on pages 57and F-10. Please tell us and revise your subsequent event footnote to disclose how you are accounting for the different minimum annual royalties and the earned percentage of net profit royalties, disclosing the authoritative literature that supports each determination.

RESPONSE:  The Company has included additional disclosure in Note 2 related to the significant accounting policies. Please see further the revised disclosure in response to Comment 34.

39.
We note the disclosure of your recent Ferdinand IP Warrant agreement, and Leagas Delaney common share issuance on page 57. Please tell us and revise your subsequent event footnote to disclose the terms of these recent agreements, specifically the quantified rights to certain shares of your capital stock issued to these investors in exchange for payment for services.

RESPONSE:  With respect to the Ferdinand IP Warrant agreement, the Company has included additional disclosure in Note 6 related to Subsequent Events on page F-10 of Amendment No. 1.

Please call me at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Janeane Ferrari
Janeane Ferrari
Partner, Loeb & Loeb LLP